Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

CNOOC Limited

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

PROPOSED RMB SHARE ISSUE UNDER SPECIFIC MANDATE

PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION

PROPOSED RMB SHARE ISSUE UNDER SPECIFIC MANDATE

The Company is pleased to announce that, while maintaining its international development strategy, in order to access the PRC capital market by way of equity financing and improve its capital structure, the Company proposes to conduct the RMB Share Issue. On 26 September 2021, the Board approved the proposed RMB Share Issue, the Specific Mandate and related matters (including the proposed amendments to the Articles of Association), conditional upon and subject to, among other things, market conditions, approval by Shareholders at the EGM as well as obtaining the necessary Regulatory Approvals.

SHAREHOLDERS’ APPROVAL

The Company will convene the EGM to propose the resolutions for consideration and approval of, among other things, the RMB Share Issue, the Specific Mandate and related matters (including the proposed amendments to the Articles of Association), by the Shareholders. A circular in respect of the EGM containing, among other things, details of the proposals, together with the notice of EGM, will be despatched to the Shareholders as soon as practicable in accordance with the requirements under the Hong Kong Stock Exchange Listing Rules.

The RMB Share Issue and the Specific Mandate are subject to, among other things, approval by Shareholders at the EGM and the necessary Regulatory Approvals and thus may or may not proceed. Shareholders and potential investors of the Company should be aware that there is no assurance that the RMB Share Issue will materialise or as to when it may materialise. Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made to disclose any material updates and developments in respect of the RMB Share Issue and the Specific Mandate in accordance with the Hong Kong Stock Exchange Listing Rules and other applicable laws and regulations as and when appropriate. This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

The Company is pleased to announce that, while maintaining its international development strategy in order to access the PRC capital market by way of equity financing and improve its capital structure, the Company proposes to conduct the RMB Share Issue. On 26 September 2021, the Board approved the proposed RMB Share Issue, the Specific Mandate and related matters (including the proposed amendments to the Articles of Association), conditional upon and subject to, among other things, market conditions, approval by Shareholders at the EGM as well as obtaining the necessary Regulatory Approvals.

1.	RMB SHARE ISSUE AND THE SPECIFIC MANDATE

(i)	RMB Share Issue and the Specific Mandate

Details of the RMB Share Issue are set out as follows:

(a)	Class of RMB Shares	:	Ordinary shares to be subscribed for in RMB by the target subscribers (as stated below), to be listed on the main board of the Shanghai Stock Exchange and traded in RMB. The RMB Shares and the Hong Kong Shares are of the same class.

The RMB Shares do not have a par value pursuant to section 135 of the Companies Ordinance (Cap. 622 of the Laws of Hong Kong).

(b)	Status of RMB Shares	:	The RMB Shares will rank pari passu with the existing Hong Kong Shares with the same rights to voting, dividend and return of assets.

(c)	Number of RMB Shares to be issued	:	The RMB Share Issue only involves issue of new Shares, and will not involve sale of Shares by existing Shareholders. The Company proposes to initially issue not more than 2,600,000,000 RMB Shares, representing approximately 5.82% of the share capital of the Company as of the date of this announcement, and approximately 5.50% of the enlarged share capital of the Company upon completion of the RMB Share Issue. The Company and the lead underwriter can exercise the Over-allotment Option to over-allot RMB Shares up to 15% of the initial size of the RMB Share Issue.

In the event of issue of bonus shares, capitalisation of capital reserve, exercise of share options, repurchase or other events of the Company prior to the RMB Share Issue, the number of RMB Shares to be issued will be adjusted accordingly.

(d)	Target subscribers	:	Target subscribers of the RMB Share Issue are natural persons and institutional investors (except for investors prohibited by applicable laws, regulations, rules and regulatory requirements from participating in the RMB Share Issue). If any of the aforementioned target subscribers of the RMB Share Issue are connected persons of the Company, the Company will take all reasonable measures to comply with the requirements under the Hong Kong Stock Exchange Listing Rules.

(e)	Method of issuance	:	The Company will adopt a combination of offline investors enquiry placing and online application for purchasing RMB Shares by qualified public investors, or such other methods of issuance as approved by the CSRC (including but not limited to placing to strategic investors).

(f)	Method of pricing	:	The price for the RMB Shares will be determined by feasible methods such as offline investor price enquiries in accordance with relevant laws, regulations, rules and regulatory requirements after taking into account of the domestic and overseas capital market conditions at the time of the RMB Share Issue, the actual situation of the Company and the interests of the Shareholders as a whole.

Pursuant to the Administrative Measures on Issue and Underwriting of Securities (CSRC Order No. 144) ( 《證券發行與承銷管理辦法》（中國證監會令第144號）) and other relevant requirements, where the price in an initial public offering of RMB shares is determined by way of price enquiries, after offline investors make offers, the issuer and the lead underwriter(s) shall disregard a portion of the highest offer price(s) among the total number of RMB shares intended to be subscribed for, provided that the portion disregarded shall not be less than 10% of the total number of RMB shares intended to be subscribed for by all offline investors, upon which the issue price shall be determined after discussions with reference to the remaining offers and the number of RMB shares intended to be subscribed for.

There is no prescribed restriction on the specific issue price of the RMB Shares under applicable laws and regulations.

(g)	Sponsor and lead underwriter	:	CITIC Securities Co., Ltd.

(h)	Method of underwriting	:	The method of underwriting for the RMB Share Issue will be standby underwriting by the lead underwriter.

(i)	Use of proceeds	:	The proceeds raised from the RMB Share Issue after deducting the issuance expenses will be used for to develop the Company’s primary business. For further details, please refer to the sub-paragraph headed “Proposed use of proceeds from the RMB Share Issue” in this section.

(j)	Distribution plan of accumulated profits before the RMB Share Issue	:	The undistributed profits accumulated before the RMB Share Issue will be shared by existing and new Shareholders on a pro rata basis and in proportional to shareholding percentages after the RMB Share Issue.

(k)	Place and board of listing of RMB Shares	:	The RMB Shares will be listed on the main board of the Shanghai Stock Exchange.

(l)	Share registers	:	The RMB Shares will be registered on a separate register of members managed by CSDC. The RMB Shares will not be registered on the existing register of members of the Company maintained in Hong Kong (the “Hong Kong Share Register”).

Hong Kong Registrars Limited will continue to serve as the Hong Kong share registrar for the Hong Kong Shares traded on the Hong Kong Stock Exchange.

Due to current PRC legal restrictions, no movement of Shares will be allowed between the Hong Kong Share Register and the PRC Share Register.

The RMB Shares will not be able to be moved for trading in Hong Kong or to the Hong Kong Share Register.

(m)	Share depositories	:	The RMB Shares will be deposited with CSDC.

The Hong Kong Securities Clearing Company Limited (or its nominee or appointee) will continue to serve as the depository of the Hong Kong Shares traded on the Hong Kong Stock Exchange.

(n)	Non-fungibility between the RMB Shares and the Hong Kong Shares	:	The RMB Shares and the Hong Kong Shares will not be fungible.

(o)	Dividends	:	Dividends distributed by the Company in currencies other than RMB will be deposited into a designated account, converted into RMB and paid to the holders of RMB Shares.

(p)	Timing	:	The RMB Share Issue will be conducted upon approval of the CSRC. The specific issue date shall be determined by the Board or its authorised persons under the authorisation of the general meeting upon approval of the CSRC.

(q)	Valid period of the resolution	:	The resolution on the RMB Share Issue will be valid for 12 months from the date of approval at the general meeting.

The issue of the RMB Shares pursuant to the RMB Share Issue is conditional upon: (1) the grant of the proposed Specific Mandate by the Shareholders to the Board having been obtained at the EGM; and (2) the necessary Regulatory Approvals for the RMB Share Issue having been obtained.

The Board may or may not proceed with the RMB Share Issue, depending on a number of factors, such as market conditions. Shareholders and potential investors are advised to exercise caution when dealing in the securities of the Company.

After the RMB Share Issue, subject to the Articles of Association and exemptions from competent authorities, the Company will need to comply with applicable laws, rules and regulations of the PRC including but not limited to the Securities Law of the People’s Republic of China (《 中華人民共和國證券法》), the Interim Measures on Administration of Initial Public Offering and Listing ( 《首次公開發行股票並上市管理辦法》), the Shanghai Stock Exchange Listing Rules, the Measures on Ongoing Supervision over the Innovative Enterprises after Issuance of Shares or Depository Receipts (Trial Implementation) ( 《 創新企業境內發行股票或存託憑證上市後持續監管實施辦法(試行)》), the Opinions on the Pilot Programmes of Innovative Enterprises Issuing Stocks or Depositary Receipts in the Mainland of China ( 《 關於開展創新企業境內發行股票或存託憑證試點若干意見》) and other applicable securities laws of the PRC. The Company’s PRC legal adviser and Hong Kong legal adviser are of the opinion that the RMB Share Issue would not contravene relevant laws, rules and regulations of the PRC (including Hong Kong), respectively.

(ii)	Proposed authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue

It is proposed that authorisation will be granted to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue, including but not limited to:

(1)	to issue and/or execute the application report, prospectus and other mandatory legal documents and other relevant documents relating to the RMB Share Issue;

(2)	to determine, through negotiation with the lead underwriter, the specific plan for the RMB Share Issue in accordance with the principles approved in general meeting, the requirements of the securities issuance regulatory authorities and based on the actual circumstances of the Company, including but not limited to the issue size, specific plan for the exercise of the Over-allotment Option, potential strategic placements (including proportions and places), method of pricing, method of issuance, method of underwriting, time of issuance, target subscribers and material undertakings to be made by the Company; and to make corresponding adjustments to matters relating to the specific plan for the RMB Share Issue (including the suspension and termination of the implementation of the issuance plan), save for matters required to be voted again in a general meeting pursuant to the requirements of relevant laws, regulations, regulatory documents and the Articles of Association;

(3)	to handle the matters in relation to the application for the RMB Share Issue, including but not limited to registration, filing, or obtaining approvals or consents from the relevant governmental departments, domestic and overseas regulatory authorities, the Shanghai Stock Exchange and clearing agency;

(4)	to draft, modify, supplement, execute, submit, publish, disclose, implement, suspend or terminate the agreements, contracts, announcements, circulars, statements, undertakings or other documents related to the RMB Share Issue (including but not limited to the prospectus, sponsor agreement, underwriting agreement, listing agreement and service agreements with professional parties); to engage and change auditors for the RMB Share Issue; and to determine and pay relevant fees related to the RMB Share Issue;

(5)	to make adjustments to the projects in which the proceeds to be raised from the RMB Share Issue are to be invested and the use of proceeds pursuant to the opinions of relevant domestic and overseas regulatory authorities with respect to the application for, and approval of, the RMB Share Issue as well as the actual circumstances of the Company, including but not limited to the specific uses of proceeds to be raised from the exercise of the Over-allotment Option and adjustments of the progress and proportion of investments of the proceeds in the relevant projects;

(6)	to analyse, consider and demonstrate the impacts of the RMB Share Issue on the Company’s immediate financial indicators and the Shareholders’ immediate returns in accordance with the requirements under relevant laws, regulations and requirements of the relevant regulatory authorities; to modify, enhance and implement relevant measures and policies according to the opinions of regulatory authorities and the market environments, and to handle other matters in this regard with full authority;

(7)	to determine the designated account for the deposit of proceeds to be raised before the RMB Share Issue as required and execute relevant documents;

(8)	to adjust and modify the Articles of Association, policies governing the procedures of meetings, and other corporate governance documents, relevant measures and undertakings as well as other application documents (including without limitation adjustments and modifications to expressions, sections, provisions and conditions of effect therein) that are amended or formulated for the purpose of the RMB Share Issue and have been considered and approved at the relevant Board meeting and the EGM, in accordance with the changes in the relevant laws, regulations and policies, the requirements and suggestions from the relevant government agencies and regulatory authorities, and the actual circumstances of the RMB Share Issue;

(9)	to deal with matters related to director and senior management liability insurance in accordance with the relevant requirements under the Code of Corporate Governance for Listed Companies (CSRC Announcement [2018] No. 29) ( 《上市公司治理準則》(中國證監會公告[2018]29號));

(10)	to make corresponding adjustments to the RMB Share Issue and related matters pursuant to any new regulations or policies in relation to RMB-share issuance of red-chip companies promulgated by relevant securities regulatory authorities; and

(11)	subject to relevant laws and regulations, to handle other matters in relation to the RMB Share Issue, and authorise the chairman of the Board, any executive Director, the chief financial officer or any joint company secretary of the Company to handle, individually or collectively, the specific matters in relation to the RMB Share Issue set out above and execute relevant agreements or documents on behalf of the Company; and the relevant personnel shall report relevant material events to the Board in a timely manner.

The authorisation will be valid for 12 months from the date of approval at the EGM.

(iii)	Proposed plan for distribution of profits accumulated before the RMB Share Issue

It is proposed that the profits of the Company accumulated before the RMB Share Issue will be shared by existing and new Shareholders on a pro rata basis and in proportional to shareholding percentages after the RMB Share Issue.

(iv)	Proposed plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue

The Company has formulated the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in accordance with relevant laws, regulations and regulatory documents. The relevant details will be set out in the circular to be despatched to the Shareholders.

(v)	Proposed profits distribution policy and dividend return plan for the three years after the RMB Share Issue

The Company has formulated the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in accordance with the Notice on Further Implementation of Matters Relevant to the Cash Dividend Distribution of Listed Companies (CSRC Issue [2012] No. 37) (《關於進一步落實上市公司現金分紅有關事項的通知》（證監發[2012]37號）)), the Guidelines No. 3 on the Supervision and Administration of Listed Companies – Cash Dividend Distribution of Listed Companies (CSRC Announcement [2013] No. 43) (《上市公司監管指引第3號 — 上市公司現金分紅》(中國證監會公告 [2013]43號)), the Notice on Differential Individual Income Tax Policies on Dividends and Bonuses of Listed Companies (Cai Shui [2015] No. 101) (《關於上市公司股息紅利差別化個人所得稅政策有關問題的通知》(財稅(2015) 101號)), the Guidelines for the Distribution of Cash Dividends by Companies Listed on the Shanghai Stock Exchange (《上海證券交易所上市公司現金分紅指引》) and other relevant laws, regulations and regulatory documents after the RMB Issue. Such profits distribution policy and dividend return plan will, upon approval by the Shareholders at the EGM, take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. The relevant details will be set out in the circular to be despatched to the Shareholders.

According to the Measures for the Administration of Cross-Border Funds of Depositary Receipts (Trial Implementation) (《存托憑證跨境資金管理辦法(試行)》) (the “Measures”) promulgated by the People’s Bank of China and the State Administration of Foreign Exchange of the PRC, an overseas issuer with depositary receipts listed in the PRC is required to comply with regulatory requirements in relation to its foreign exchange registration, opening of designated account for cross-border conversions, receipt and payment of funds as well as exchange between different currencies (including dividend distribution to holders of RMB Shares). The Measures also apply to overseas issuers with shares listed in the PRC. Accordingly, the Company plans to open a designated account in the PRC for the remittance, conversion and payment of dividend payable to holders of

RMB Shares. Any dividend declared by the Company denominated in currencies other than RMB will be deposited into such designated account, converted to RMB and then distributed to holders of RMB Shares.

(vi)	Proposed use of proceeds from the RMB Share Issue

According to the Company’s operation needs, the proceeds to be raised by the Company from the RMB Share Issue will be used for the following development projects and working capital needs of the Company, deducting the issuance expenses:

		Proposed
		investment
		amount from
		proceeds to be
No.	Project name	raised
		(RMB million)
1.	Payara oil field development in Guyana	9,500
2.	Liuhua 11-1/4-1 oil field secondary development	6,500
3.	Liza oil field phase II in Guyana	5,000
4.	Lufeng oil fields development	3,500
5.	Lingshui 17-2 gas field development	3,000
6.	Lufeng 12-3 oil field development	1,000
7.	Qinhuangdao 32-6/Caofeidian 11-1 oil fields onshore power application construction project	1,000
8.	Luda 6-2 oil field development	500
9.	Replenishment of working capital	5,000
Total		35,000

Note: Final names of the above projects shall be based upon names approved by or filed with (if required) the government authorities.

The Company has conducted sufficient market research and feasibility study on the proposed use of proceeds mentioned above, which conforms to the Company’s development strategy, has good economic and social benefits and is in line with the Company’s existing scale of operation, financial condition, technical skills and management capabilities, and is beneficial to enhancing the Company’s capital strength, promoting the development of various businesses, improving the Company’s profitability, achieving the Company’s strategic development goals, and creating sustainable and stable returns for Shareholders and investors.

If the net proceeds actually raised from the RMB Share Issue (after deducting the issuance expenses) exceed the capital requirements of the relevant projects, the surplus amount will be used in the Company’s principal business after performing necessary procedures in accordance with relevant regulations. If the net proceeds actually raised from the RMB Share Issue (after deducting the issuance expenses) are less than capital requirement of the relevant project, the shortfall shall be covered by the Company with its self-raised funds.

In the event that the Over-allotment Option is exercised, the proceeds to be raised from the allotment and issuance of the additional RMB Shares pursuant to the exercise of the Over-allotment Option will be used for replenishing the Company’s working capital and other purposes permitted by applicable laws and regulations and the requirements of relevant securities regulatory authorities.

Before the proceeds to be raised from the RMB Share Issue are in place, the Company may make initial investments with self-raised funds according to the progress of the projects. After the proceeds are in place, the Company will first replace the initial investment funds and use the remaining proceeds to pay the outstanding investment amount of the projects.

(vii)	Proposed remedial measures for the dilution of immediate returns after the RMB Share Issue

For the purpose of the RMB Share Issue, the Company has formulated the remedial measures for the dilution of immediate returns after the RMB Share Issue. The relevant details will be set out in the circular to be despatched to the Shareholders.

(viii)	Proposed undertakings and the corresponding binding measures in connection with the RMB Share Issue

To better protect the interests of the shareholders of the RMB Shares, the Company will provide undertakings with respect to the RMB Share Issue and propose corresponding binding measures in the event of failure to perform the relevant undertakings in accordance with applicable laws, regulations and regulatory requirements, including the requirements of the CSRC and other relevant authorities. The undertakings include, among others, the undertaking in relation to the truthfulness, accuracy and completeness of the contents contained in the listing application documents, the undertaking in relation to stabilisation of the price of RMB Shares, the undertaking in relation to dividend distribution policy, the undertaking in relation to remedial measures for the dilution of immediate returns, the undertaking in relation to repurchase of RMB shares fraudulently issued and listed, the undertaking in relation to legal liability for compensation, the undertaking in relation to governing laws and competent court, the undertaking in relation to disclosure of shareholder information, the undertaking in relation to the consistency between the electronic application documents and the originals reserved, the undertaking on binding measures when failing to fulfill relevant undertakings and the undertaking in relation to no interference with the review.

(ix)	Proposed amendments to the Articles of Association

A special resolution will be proposed at the EGM to approve, subject to and conditional upon the approval of the RMB Share Issue and the Specific Mandate as described in the above sub-paragraph headed “RMB Share Issue and the Specific Mandate”, the proposed amendments to the Articles of Association (the “Proposed Amendments”) and the adoption of the amended and restated Articles of Association incorporating the Proposed Amendments.

Based on the reasons set out below and taking into account the actual circumstances of the Company, it is proposed that amendments, among others, be made to the Articles of Association as follows:

(1)	to cater for the RMB Shares to be issued, provisions relating to the RMB Share Issue, listing, deposit, transfer and other matters relating to the RMB Shares are proposed to be added;

(2)	to satisfy the relevant requirements under the Opinions on the Pilot Programmes of Innovative Enterprises Issuing Stocks or Depositary Receipts in the Mainland of China (《關於開展創新企業境內發行股票或存託憑證試點若干意見》) and other applicable securities laws of the PRC that the overall level of investor protection offered by the Company should not be lower than what is required under the laws and regulations of the PRC, provisions relating to the respective authorities and duties of the Board and the general meetings of the Company, Shareholders’ rights to convene general meetings, the powers of the general meetings, the powers of the Board and other matters are proposed to be added or amended; and

(3)	to reflect certain changes under the Companies Ordinance (Cap. 622 of the Laws of Hong Kong) that took effect since March 2014.

After the approval of the Proposed Amendments, the adoption of the amended and restated Articles of Association will take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. Prior to that, the Articles of Association currently in force shall apply. The relevant details will be set out in the circular to be despatched to the Shareholders.

(x)	Proposed adoption of rules of procedures for the holding of general meetings

To satisfy the relevant requirements of laws, regulations and regulatory requirements in respect of the RMB Share Issue, a set of rules of procedures for the holding of general meetings of the Company is proposed to be adopted by the Shareholders. Such policy will take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. The relevant details will be set out in the circular to be despatched to the Shareholders.

(xi)	Proposed adoption of rules of procedures for the holding of Board meetings

To satisfy the relevant requirements of laws, regulations and regulatory requirements in respect of the RMB Share Issue, a set of rules of procedures for the holding of Board meetings is proposed to be adopted by the Shareholders. Such rules will take effect upon the listing of the RMB Shares on the main board of the Shanghai Stock Exchange. The relevant details will be set out in the circular to be despatched to the Shareholders.

(xii)	Proposed dealing with matters related to director and senior management liability insurance

In accordance with the relevant requirements under the Code of Corporate Governance for Listed Companies (CSRC Announcement [2018] No. 29) (《上市公司治理準則》(中國證監會公告[2018]29號)) , it is proposed to be approved by the Shareholders for the Company to deal with matters related to director and senior management liability insurance covering including but not limited to liabilities of the directors and senior management of the Company in connection with the issue and listing of the RMB Shares and subsequent performance of duties by the directors and senior management, and to authorise the Board and for the Board to authorise the chairman of the Board, any executive director, the chief financial officer and any joint company secretary of the Company to deal with (individually or collectively) matters related to the foregoing matters (including but not limited to determining the insurance company, amount, fees, premium and other terms; selecting and engaging insurance brokers or other intermediaries; signing relevant legal documents and dealing with other related matters) during the period that the RMB shares remain listed on the main board of Shanghai Stock Exchange. The relevant details will be set out in the circular to be despatched to the Shareholders.

2.	OTHER INFORMATION RELATED TO THE RMB SHARE ISSUE

(i)	Impact of the RMB Share Issue on the shareholding structure of the Company

For reference and illustration purposes only, assuming that the initial issue size of the RMB Share Issue is 2,600,000,000 RMB Shares and the Over-allotment Option is 15% of the initial issue size (i.e. 390,000,000 RMB Shares) which in aggregate amounts to the maximum number of 2,990,000,000 RMB Shares which could be issued pursuant to the RMB Share Issue, and all RMB Shares are issued to the public and there are no changes in the share capital of the Company after the date of this announcement and prior to the completion of the RMB Share Issue, and to the best knowledge of the Directors after reasonable enquiry, the shareholding structure of the Company both as of the date of this announcement and immediately after the completion of the RMB Share Issue is set out as follows:

	As of the date of this announcement		Immediately after the completion of the RMB Share Issue (assuming the initial issue size is 2,600,000,000 RMB Shares and no Over-allotment Option is exercised)		Immediately after the completion of the RMB Share Issue (assuming the initial issue size is 2,600,000,000 RMB Shares and the Over-allotment Option of 15% of the initial issue size is exercised in full)
		Approximate percentage of the Company’s issued		Approximate percentage of the Company’s issued		Approximate percentage of the Company’s issued
	Number of Shares	share capital (%)	Number of Shares	share capital (%)	Number of Shares	share capital (%)
RMB Shares to be issued under the proposed RMB Share Issue	–	–	2,600,000,000	5.5	2,990,000,000	6.28
Hong Kong Shares	44,647,455,984	100	44,647,455,984	94.5	44,647,455,984	93.72
Core connected persons	29,114,557,273	65.21	29,114,557,273	61.62	29,114,557,273	61.12
Public	15,532,898,711	34.79	15,532,898,711	32.88	15,532,898,711	32.6
Total	44,647,455,984	100	47,247,455,984	100	47,637,455,984	100

As of the date of this announcement, according to the information available to the Company, the public held no less than approximately 34.79% of the Shares issued by the Company. Assuming that the issue of all the 2,600,000,000 RMB Shares under the RMB Share Issue is approved, no Over-allotment Option is exercised, and all RMB Shares are issued to persons who are not connected persons of the Company, the percentage of RMB Shares held by the public with respect to the total number of Shares after the RMB Share Issue is expected to be approximately 5.50%, the percentage of Hong Kong Shares held by the public with respect to the total number of Shares after the RMB Share Issue is expected to be approximately 32.88%, and the percentage of Shares (both RMB Shares and Hong Kong Shares in aggregate) held by the public with respect to the total number of Shares after the RMB Share Issue is expected to be approximately 38.38%.

(ii)	Fund raising activities in the past twelve months

The Company has not conducted any fund raising activities involving issue of equity securities in the past twelve months immediately preceding the date of this announcement.

(iii)	Application for Listing

Conditional upon the grant of the proposed Specific Mandate by the Shareholders to the Board having been obtained at the EGM, an application for the RMB Share Issue will be made to the CSRC. The Company will make another application to the Shanghai Stock Exchange for the listing of, and permission to deal in, the RMB Shares on the main board of the Shanghai Stock Exchange after the CSRC approves the public offering of the RMB Shares. Pursuant to the waiver from strict compliance with the relevant provisions of the Hong Kong Stock Exchange Listing Rules granted by the Hong Kong Stock Exchange, the RMB Shares will not be listed on the Hong Kong Stock Exchange. For further details of such waiver, please refer to the section headed “Grant of waivers from strict compliance with certain provisions of the Hong Kong Stock Exchange Listing Rules – (1) One-off waiver relating to non-listing of the RMB Shares on the Hong Kong Stock Exchange” below.

(iv)	Reasons for and benefits of the RMB Share Issue

The Board considers that the RMB Share Issue will enable the Company to access the PRC capital market by way of equity financing and improve its capital structure while maintaining its international development strategy. The Board considers that the proposed RMB Share Issue will enhance the corporate image of the Company, better facilitate the Company’s capital expenditure needs, broaden the Company’s fund raising channels, improve the Company’s capital structure, and further strengthen the financial position of the Group and provide working capital to the Group.

The Board considers that the RMB Share Issue is in line with the interests of the Company and the Shareholders as a whole, and is beneficial to strengthening the sustainable development of the Company.

(v)	Grant of waivers from strict compliance with certain provisions of the Hong Kong Stock Exchange Listing Rules

For the purpose of the RMB Share Issue, the Company has applied for, and the Hong Kong Stock Exchange has granted, the following waivers from strict compliance with the relevant provisions of the Hong Kong Stock Exchange Listing Rules:

(1)	One-off waiver relating to non-listing of the RMB Shares on the Hong Kong Stock Exchange

As the RMB Shares will be of the same class as the Hong Kong Shares (i.e. both are ordinary Shares carrying the same rights) but will not be listed on the Hong Kong Stock Exchange, the Company has applied for, and the Hong Kong Stock Exchange has granted, a one-off waiver from strict compliance with Rules 8.20 and 13.26(1) of the Hong Kong Stock Exchange Listing Rules so that there is no need to seek listing of the RMB Shares to be issued under the RMB Share Issue on the Hong Kong Stock Exchange under Rules 8.20 and 13.26(1) of the Hong Kong Stock Exchange Listing Rules, on the following conditions:

(a)	Rule 6.11 of the Hong Kong Stock Exchange Listing Rules is modified such that the requirements of obtaining the prior approval of shareholders and holders of any other class of listed securities (where applicable) for voluntary withdrawal of listing on the Hong Kong Stock Exchange shall apply to holders of the Hong Kong Shares only;

(b)	Rule 6.12 of the Hong Kong Stock Exchange Listing Rules is modified such that the requirement of obtaining the prior approval of shareholders for voluntary withdrawal of listing on the Hong Kong Stock Exchange by (i) at least 75% of the votes attaching to any class of listed securities held by holders voting either in person or by proxy at the meeting before voluntarily withdrawing its listing on the Hong Kong Stock Exchange; and (ii) the number of votes cast against the resolution is not more than 10% of the votes attaching to any class of listed securities held by holders permitted under Rule 6.12(1) of the Hong Kong Stock Exchange Listing Rules to vote in person or by proxy at the meeting, shall apply to holders of the Hong Kong Shares only;

(c)	Rule 6.15 of the Hong Kong Stock Exchange Listing Rules is modified such that the requirement of fulfilling shareholders’ approval requirements under the Takeovers Code for voluntary withdrawal of listing on the Hong Kong Stock Exchange shall apply to holders of Hong Kong Shares only;

(d)	Rule 13.36(2)(b) of the Hong Kong Stock Exchange Listing Rules is modified such that the Shareholders (including both holders of Hong Kong Shares and holders of RMB Shares) can by ordinary resolution in a general meeting give a general mandate to the Directors under which (i) the aggregate number of Hong Kong Shares allotted or agreed to be allotted must not exceed 20% of the number of the issued Hong Kong Shares as of the date of the resolution granting the general mandate; and (ii) the aggregate number of RMB Shares allotted or agreed to be allotted must not exceed 20% of the number of the issued RMB Shares as of the date of the resolution granting the general mandate; and

(e)	Rule 13.36(2)(b) of the Hong Kong Stock Exchange Listing Rules is further modified such that the Shareholders (including both holders of Hong Kong Shares and holders of RMB Shares) can by ordinary resolution in general meeting give a repurchase mandate to the Directors under which (i) only the Hong Kong Shares may be repurchased; and (ii) the maximum number of Hong Kong Shares repurchased by the Company since the granting of the general mandate will be 10% of the number of the issued Hong Kong Shares as of the date of the resolution granting the repurchase mandate.

Given this is a one-off waiver for the RMB Share Issue only, the Company would need to apply for waiver from Rules 8.20 and 13.26 of the Hong Kong Stock Exchange Listing Rules for any further issue of new RMB Shares.

(2)	Waiver relating to corporate communications

Under the relevant PRC rules and regulations, (i) the publication of corporate communications, including circulars, on the websites of the Shanghai Stock Exchange and the Company and through other prescribed communication channels such as specified PRC newspapers would constitute effective delivery to the holders of the RMB Shares; and (ii) the Company is not required to (a) seek an express and positive written confirmation from each holder of the RMB Shares that corporate communications may be made available using electronic means; and (b) physically send a circular to the holders of the RMB Shares.

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 2.07A of the Hong Kong Stock Exchange Listing Rules so that the requirements relating to corporate communications thereunder will apply only to the holders of the Hong Kong Shares.

(3)	Waiver relating to requirements for certification of transfers

Pursuant to the relevant regulatory requirements, the RMB Shares shall be listed and traded on the Shanghai Stock Exchange, and be registered and deposited with and settled through CSDC. Pursuant to the trading rules of the Shanghai Stock Exchange, trading in securities is conducted via a paperless, book entry based trading system, and there is no requirement under the Shanghai Stock Exchange Listing Rules to issue physical share certificates in respect of the RMB Shares as proof of title. CSDC adopts an electronic securities registration system, conducts registration onto the register of securities holders pursuant to the record of the securities accounts. The record issued by CSDC is the legal proof of security holders’ holding in shares.

Furthermore, the transfers of RMB Shares on the main board of the Shanghai Stock Exchange (“On-Exchange Transfers”) can be conducted by (i) centralised trading transfers (meaning transfers pursuant to transactions conducted between two parties holding Shanghai Stock Exchange stock accounts through the paperless trading platform of the Shanghai Stock Exchange, which does not involve any certificate, temporary documents or split renounceable documents); and (ii) non-centralised trading transfers (including but not limited to share transfers due to written agreements, inheritance, gift and property division, for which the relevant applicant must submit materials required by CSDC to complete the transfer, and CSDC will handle the transfer registration with respect to such non-centralised trading transfers of the RMB Shares.

Accordingly, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rule 13.58 of the Hong Kong Stock Exchange Listing Rules so that the requirements relating to certification of transfers to be completed within certain timeframes thereunder will apply only to the Hong Kong Shares and any transfer of RMB Shares other than On-Exchange Transfers.

(4)	Waiver relating to requirements for securities registration services

As CSDC will provide securities registration services to holders of the RMB Shares, and there is no need for certificate registration service given that the RMB Shares can be traded electronically on the Shanghai Stock Exchange and will not require a share certificate to evidence title, the Company has applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with Rules 13.59 and

13.60 of the Hong Kong Stock Exchange Listing Rules so that the requirements relating to securities registration services thereunder will apply only to the Hong Kong Shares. To the best knowledge of the Company, the grant of the waiver would not impose undue risk to the Shareholders given the proposed RMB Share Issue is subject to Shareholders’ approval at the EGM.

3.	SHAREHOLDERS’ APPROVAL

The Company will convene the EGM to propose the resolutions for consideration and approval of, among others, the proposed RMB Share Issue, the Specific Mandate and related matters (including the proposed amendments to the Articles of Association), by the Shareholders. A circular in respect of the EGM containing, among others, details of the proposals, together with the notice of EGM, will be despatched to the Shareholders as soon as practicable in accordance with the requirements under the Hong Kong Stock Exchange Listing Rules.

4.	CLOSURE OF REGISTER OF MEMBERS

For determining the entitlement to attend and vote at the EGM, the register of members of the Company will be closed from 21 October 2021 (Thursday) to 26 October 2021 (Tuesday) (both days inclusive), during which period no transfer of Shares will be registered. In order to be eligible to attend and vote at the EGM, members are reminded to ensure that all instruments of transfer of Shares accompanied by the relevant Share certificate(s) must be lodged with the

Company’s Hong Kong share registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Center, 183 Queen’s Road East, Wan Chai, Hong Kong for registration not later than 4:30 p.m. on 20 October 2021 (Wednesday).

The RMB Share Issue and the Specific Mandate are subject to, among other things, approval by Shareholders at the EGM and the necessary Regulatory Approvals and thus may or may not proceed. Shareholders and potential investors of the Company should be aware that there is no assurance that the RMB Share Issue will materialise or as to when it may materialise. Shareholders and potential investors of the Company should exercise caution when dealing in the securities of the Company.

Further announcement(s) will be made to disclose any material updates and developments in respect of the RMB Share Issue and the Specific Mandate in accordance with the Hong Kong Stock Exchange Listing Rules and other applicable laws and regulations as and when appropriate. This announcement is for information only and is not intended to and does not constitute, or form part of, an invitation or offer to acquire, purchase or subscribe for any securities of the Company.

5.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the meanings set out below:

“Articles of Association”	the articles of association of the Company (as amended from
time to time)

“Board”	the board of Directors of the Company

“Company”	CNOOC Limited (中國海洋石油有限公司), a company incorporated in Hong Kong with limited liability whose Shares are listed on the Hong Kong Stock Exchange and whose American depository receipts are listed on the New York Stock Exchange and the Toronto Stock Exchange

“CSDC”	China Securities Depository and Clearing Corporation Limited

“CSRC”	China Securities Regulatory Commission

“Director(s)”	director(s) of the Company

“EGM”	the extraordinary general meeting of the Company to be held on 26 October 2021 at 3 p.m. to consider and, if thought fit, approve, among other things, the proposed RMB Share Issue, the Specific Mandate and related matters (including proposed amendments to the Articles of Association), or any adjournment thereof

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Share(s)”	the existing ordinary Share(s) which are listed on the Hong Kong Stock Exchange

“Hong Kong Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time)

“Over-allotment Option”	the over-allotment option which may be exercised by the Company and the lead underwriter in respect of such number of RMB Shares not exceeding 15% of the number of RMB Shares to be issued initially under the RMB Share Issue

“PRC”	the People’s Republic of China

“Regulatory Approvals”	the approvals or decisions from the relevant regulatory authorities and governmental departments in the PRC (including but not limited to the CSRC, the Hong Kong Stock Exchange, the Shanghai Stock Exchange and the CSDC)

“RMB”	Renminbi, the lawful currency of the PRC

“RMB Share Issue”	the Company’s proposed initial issue of no more than 2,600,000,000 RMB Shares (assuming no Over-allotment Option is exercised) or no more than 2,990,000,000 RMB Shares (assuming the Over-allotment Option is exercised in full), which will be listed on the main board of the Shanghai Stock Exchange

“RMB Share(s)”	the ordinary Share(s) to be subscribed for in RMB by target subscribers in the PRC, to be listed on the main board of the Shanghai Stock Exchange and traded in RMB

“Shanghai Stock Exchange”	the Shanghai Stock Exchange

“Shanghai Stock Exchange Listing Rules”	the Rules Governing the Listing of Securities on the Shanghai Stock Exchange (《上海證券交易所股票上市規則》) (as amended from time to time)

“Shareholder(s)”	the holder(s) of the Shares of the Company

“Share(s)”	issued share(s) of the Company

“Specific Mandate”	a specific mandate to be sought from the Shareholders at the EGM to allot and issue RMB Shares pursuant to the RMB Share Issue

“Takeovers Code”	the Code on Takeovers and Mergers and Share Buy-backs issued by the Securities and Futures Commission of Hong Kong (as amended from time to time)

“%”	per cent

By Order of the Board

CNOOC Limited

Wu Xiaonan

Joint Company Secretary

Hong Kong, 26 September 2021

As at the date of this announcement, the Board comprises:	Non-executive Directors
Wang Dongjin (Chairman)
Li Yong (Vice Chairman)
Wen Dongfen

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Xia Qinglong	Lawrence J. Lau
Tse Hau Yin, Aloysius
Qiu Zhi Zhong